SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the calander year ended December 31, 2006

or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan
Harleysville, PA

We have audited the accompanying statements of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Margolis & Company P.C.
Certified Public Accountants
Bala Cynwyd, PA
June 11, 2007

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2006	2005

Assets:
Cash	$ 2,561	$ -

Investments, at current value:
Mutual funds	6,454,539	6,568,704
Met-Pro Corporation common stock	2,576,417	2,003,340
Common/collective funds	869,969	-

Receivables:
Loans receivable	77,662	72,765
Contribution receivable	35,471	-

Net assets available for benefits	$10,016,619	$8,644,809

The notes to financial statements are an integral part of the above statement.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	DECEMBER 31,
	2006	2005
Additions:
Contributions:
Employees	$ 865,535	$ 764,628
Employer	219,827	207,751

Total additions	1,085,362	972,379

Deductions:
Benefits paid to beneficiaries
and terminated employees	945,169	667,070
Administration expenses	7,517	8,077
Other expenses	5,035	6,881

Total deductions	957,721	682,028

Investment income:
Dividends and interest	350,202	188,171
Unrealized appreciation:
Mutual funds	157,005	340,562
Met-Pro Corporation common stock	480,290	293,696
Common collective funds	3,024	-
Realized gain:
Mutual funds	253,648	1,870
Met-Pro Corporation common stock	-	8,562

Total investment income	1,244,169	832,861

Net increase	1,371,810	1,123,212

Net assets available for benefits:
Beginning of year	8,644,809	7,521,597

End of year	$10,016,619	$8,644,809

The notes to financial statements are an integral part of the above statement.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	Description of the Plan

The following description of the Met-Pro Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all U.S. employees of Met-Pro Corporation ("the Company").  Employees become eligible to be participants in the Plan upon completing twelve months of employment and having attained the age of 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions - The Plan provides employees with an option to enter into a salary reduction agreement with the Company, whereby a portion of the employee's compensation may be deferred by having the Company contribute such amount on the employee's behalf to the Plan.  The maximum amount which an employee may elect to defer with respect to any plan year is subject to limitations as provided by the Internal Revenue Code.

Employer contributions - The Company may elect to contribute a matching percentage of one-half the participant’s eligible contributions for the plan year up to 4% of eligible compensation.

The Company may also choose to contribute a discretionary amount to the Plan.  No such contributions have been made in 2006 or 2005.

Forfeitures - Forfeitures by terminated employees of amounts not vested are reallocated against plan administration fees.  Employee forfeited, nonvested amounts were approximately $25,300 and $3,500 for the years ended December 31, 2006 and 2005, respectively.

Investment options - Participants can direct their allocable balances into mutual funds and sponsor corporate stock managed by PNC Advisors.

Participant accounts - Each participant's account is credited with his or her salary deferral contribution, employer matching contribution, if any, and an allocation of net investment income and charged with an allocation of administrative expenses.  Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.  Participants may change their investment options at any time.

Amounts allocated to persons who terminated from the Plan but have not been paid totaled approximately $3,250,000 and $2,630,000 at December 31, 2006 and 2005, respectively.

Participant loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less.  The loans are collateralized by the balance in the participant’s account and bear interest at rates ranging from 5% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan Administrator.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	Description of the Plan - Continued

Vesting - Participants are immediately vested in their voluntary contributions.  Vesting in the remainder of their accounts is based on years of credited service.  A participant is 100 percent vested after six years of credited service.

Plan termination - The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Contributions - Employer matching and employee salary deferral contributions are included in the income of the Plan in the period for which the contribution is being made.  The participants designate what percentage of their contribution, along with the employer match, is allocated to the various funds.

Payments of benefits - Benefits are recorded when paid.

Investments - Investments in mutual funds, Met-Pro Corporation common stock and common/collective funds held by the Plan are valued at quoted market prices.  The difference between the year end market values and cost of current year acquisitions, and the difference between the beginning of the year and end of the year market values for assets held for the year is the unrealized appreciation and is included in the statement of changes in net assets available for benefits as net unrealized appreciation.

Concentrations of credit risk - At December 31, 2006 and 2005, the Plan maintained 100% of its investments with PNC Advisors.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates

3.	Tax Status

The Plan and related trust agreement are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has elected to utilize the PNC Bank Prototype Plan which received favorable status November 19, 2001.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.	Administration of Plan Assets

The Plan's assets, which consist principally of investments, are held by the Trustee of the Plan.  Certain administrative functions are performed by employees of the Company.  No such employee received compensation from the Plan

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

5.	Investments

The following individual investments exceeded 5% of the fair value of net assets available for plan benefits at December 31:

	2006	2005

Fidelity Advisor Equity Growth Fund	$ 449,291	$ 470,386
Janus Adviser Balanced Fund	945,733	422,598
Janus Adviser Capital Appreciation Fund	1,434,170	835,782
Janus Adviser Growth and Income Fund	1,202,634	1,281,994
Janus Adviser Large Growth Fund	-	666,162
Met-Pro Corporation Common Stock	2,576,417	2,003,340
BlackRock Money Market Fund	-	785,168
BlackRock Balanced Fund	-	437,500
PNC Investment Contract Fund	869,969	-

6.	Plan Amendment

During 2005, the Company enacted an amendment to the Plan affecting only terminated employees.  For terminated employees with accounts over $1,000, but not over $5,000, an automatic rollover to a qualified retirement plan will be performed.  Any terminated employee with less than $1,000 will receive a distribution representing their vested account balance less the applicable 20% federal income tax withholding, unless instructed to rollover such amount to either an IRA or another qualified retirement plan of their choice.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

EIN 23-1683282
PLAN NUMBER 009

(a)	(b)	(c)	(d)	(e)

DESCRIPTION OF INVESTMENT
INCLUDING MATURITY
	IDENTITY OF ISSUE,	DATE, RATE OF INTEREST,
	BORROWER, LESSOR,	COLLATERAL, PAR OR		CURRENT
	OR SIMILAR PARTY	MATURITY VALUE	COST	VALUE

	Cash	Uninvested Cash	$ 2,561	$ 2,561

	Mutual Funds:
	AIM Basic Value Fund	Mutual fund, 2,543 shares	77,927	93,064
	American Century Small Cap Q	Mutual fund, 12,985 shares	128,184	126,997
	American Century Small Cap V	Mutual fund, 12,239 shares	121,849	119,082
	BlackRock Index Fund	Mutual fund, 10,425 shares	226,244	282,735
	Federated Mid-Cap Index Fund	Mutual fund, 13,688 shares	287,638	314,014
	Federated Total Return Bond	Mutual fund, 25,541 shares	271,755	269,201
	Fidelity Advisor Equity Growth Fund	Mutual fund, 8,787 shares	449,424	449,291
	Investment Company of America	Mutual fund, 3,399 shares	108,442	113,910
	Janus Adviser Balanced Fund	Mutual fund, 35,715 shares	928,162	945,733
	Janus Adviser Capital
	Appreciation Fund	Mutual fund, 46,868 shares	1,246,714	1,434,170
	Janus Adviser Growth
	and Income Fund	Mutual fund, 66,481 shares	1,019,970	1,202,634
	Janus Adviser International Fund	Mutual fund, 7,725 shares	256,609	419,917
	MPC SLF	Mutual fund, 1,112 shares	1,112	1,112
	Royce Value Plus Service Fund	Mutual fund, 8,823 shares	123,920	124,319
	T Rowe Ret 2010 R	Mutual fund, 4,624 shares	74,990	72,960
	T Rowe Ret 2020 R	Mutual fund, 17,400 shares	304,338	299,620
	T Rowe Ret 2030 R	Mutual fund, 507 shares	9,513	9,361
	T Rowe Ret 2040 R	Mutual fund, 2,031 shares	38,511	37,884
	Washington Mutual Investors Fund	Mutual fund, 3,974 shares	120,599	138,535
			5,795,901	6,454,539

*	Met-Pro Corporation Stock	Common stock, 173,613 shares	1,540,246	2,576,417

	Common/Collective Funds:
	PNC Investment Contract Fund	Mutual Fund, 299,803 shares	866,945	869,969

*	Participant loans	5% - 10%; interest with
		varying maturity dates	-	77,662

			$8,205,653	$9,981,148

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Retirement Savings Plan

July 6, 2007	By: /s/ Gary J. Morgan
Date	Gary J. Morgan
Plan Administrator

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith